U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002.

KINGSWAY FINANCIAL SERVICES INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8

  (Address of principal executive offices)

            [Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

            [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                   Yes                        No   X

            [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                      N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated November 1, 2002	4

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                          KINGSWAY FINANCIAL SERVICES INC.

Dated:  November 1, 2002                               By:   /s/  W. Shaun  Jackson
                                                                                 W. Shaun Jackson
                                                                                 Executive Vice President and
                                                                                 Chief Financial Officer